Exhibit 99.1

October 31, 2005		Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
CIBC World Markets Corp.		Chicago, Illinois 60606-4637
300 Madison Ave., 5th Floor
New York, New York 10017		Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com
Re:	Canadian Imperial Bank of Commerce Issuance of an
Aggregate of $1,000,000 Principal Amount of CIBC
Premium Yield Generator NotesSM due October 31,
2007

Ladies and Gentlemen:

We have acted as special U.S. counsel to Canadian Imperial Bank of Commerce, a financial institution governed by the Bank Act (Canada) (“Bank”), in connection with the issuance by the Bank of $1,000,000 in aggregate principal amount of CIBC Premium Yield Generator NotesSM due October 31, 2007 (the “Notes”), as described in the Terms Supplement No. 24, dated October 26, 2005 (the “Terms Supplement”) to the Prospectus dated May 28, 2003 and the Prospectus Supplement dated May 28, 2003 (collectively, the “Prospectus”).  This opinion is being delivered pursuant to Section 5(b)(iv) of the Distribution Agreement, dated February 16, 2005, by and among the Bank and the Agents party thereto from time to time (the “Agreement”).

In preparing our opinion, we have reviewed the Prospectus, the Terms Supplement, the Agreement, and such other documents as we believed necessary for purposes of delivering this opinion.  Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations (the “Regulations”), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, possibly with retroactive effect.

Subject to the foregoing, it is our opinion that the statements set forth under the caption “Supplemental U.S. Federal Income Tax Considerations” in the Terms Supplement (the “Discussion”), insofar as such statements relate to statements of law or legal conclusions under the laws of the United States or matters of U.S. law, fairly present the information called for and fairly summarize the matters referred to therein.

The Discussion does not cover all aspects of United States federal income taxation that may be relevant to, or the actual tax effect that matters described therein will have on, any particular holder, and it does not address foreign, state or local tax consequences.  The Discussion does not cover the tax consequences applicable to all categories of investors, some of which (such as persons subject to the alternative minimum tax, expatriates, financial institutions, individual retirement or other tax-deferred accounts, dealers in securities or currencies, traders in securities

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CIBC World Markets Corp.

October 31, 2005

that elect to use a mark-to-market method of accounting for their securities holdings, life insurance companies, tax-exempt organizations, persons that hold notes as a hedge, a position in a “straddle” or as part of a “conversion” transaction for tax purposes, or persons whose functional currency is not the U.S. dollar) may be subject to special rules.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Notes as included in the Prospectus, Terms Supplement or Agreement change, or (iii) the conduct of the parties is materially inconsistent with the facts reflected in the Prospectus, Terms Supplement or Agreement.

Our opinion represents only our legal judgment based on current law and the facts as described above.  Our opinion has no binding effect on the Internal Revenue Service or the courts.  The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to our opinion.

This opinion is furnished by us as tax counsel to the Bank to you and is solely for your benefit.  This opinion may not be relied upon by any other person without our prior written consent.

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Notice Pursuant to IRS Circular 230.

This opinion and our conclusions set forth above are not intended or written by us to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on any taxpayer under U.S. tax law.  This opinion was written to support the promotion or marketing by CIBC of the Notes and transactions addressed by this opinion.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in the Notes.

Sincerely,

/s/ Mayer, Brown, Rowe & Maw LLP